FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	Special Resolution filed with Hong Kong Companies Registry on 7 January 2005.

2.	Form D2A – Notification of Change of Secretary and Director which was filed with Hong Kong Companies Registry on 25 January 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP POWER HONG KONG LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 31 January 2005

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Exhibit 1

Company No. 259

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP POWER HONG KONG LIMITED

Passed on 5 January 2005

By resolution in writing signed by all the Shareholders of the Company pursuant to Section 116B of the Companies Ordinance and Article 88 of the Company’s Articles of Association, the following resolution was duly passed as a Special Resolution of the Company: -

“That the Articles of Association of the Company be and are hereby amended in the following respects:

1.	Article 92

By deleting the words “and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him” in the fifth sentence and replacing them with the following words :

“and, without prejudice to any liability which he may cause to his appointor under the Statutes or otherwise, shall be responsible to the Company for his acts and defaults, and he shall be deemed to be the agent of or for the Director appointing him”

2.	Article 107

By deleting the words “unless during a period of not less than seven nor more than forty-eight days ending not more than seven days before the day appointed for the meeting” in the sentence and replacing them with the following:

“unless during a period of not less than seven days commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date appointed for the meeting”

3.	Article 111

By deleting the word “Special” in the first sentence and replacing it with the word “Ordinary”.

4.	Article 113(B)

By deleting the second sentence of Article 113(B) in its entirety.”

/s/ Tse Pak Wing, Peter	/s/ Peter William Greenwood
Tse Pak Wing, Peter representing CLP Holdings Limited Shareholder	Peter William Greenwood Shareholder

Exhibit 2

Companies Registry	Notification of Change of Secretary and Director (Appointment / Cessation)
	(Companies Ordinance s. 158(4) & (4A))	Form	D2A

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Details of Change

	A.	Particulars of Secretary / Director Ceasing to Act

(Use Continuation Sheet A if more than 1 secretary / director is involved).

Please tick the relevant box(es)
(Note 7)		Capacity ☐ Secretary ☑ Director ☐ Alternate Director	Alternate to

Name of Individual Secretary / Director

Name in Chinese

		Poon	Sui Cheong Albert
		Surname in English	Other Names in English
(Note 8)	Identification	E327381(8)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	15	01	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☑ No

(Note 5)	Presentor’s Reference	For Official Use

Name: April Chan

Address: 147 Argyle Street, Kowloon, Hong Kong

Tel: 26788510 Fax: 26788390

E-mail Address: cosec@clp.com.hk

Reference:

Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

2	Details of Change (cont’d)

B.	Particulars of Individual Secretary / Director Appointed

(Use Continuation Sheet B if more than 1 individual secretary / director is appointed)

Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to

	Name in Chinese	-

	Name in English	Chow	Tang Fai
		Surname	Other Names
	Previous Names	-

	Alias	-

(Note 13)	Residential Address	6/F., Flat 1, Block D Garden Vista 15-17, On King Street Shatin, N.T. Hong Kong	Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

a Hong Kong Identity Card Number	E621568(1)

b Overseas Passport	-	-
	Issuing Country	Number

Date of Appointment	17	01	2005
	DD	MM	YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☐ Yes ☑ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

	2	Details of Change (cont’d)

(Note 17)	C.	Particulars of Corporate Secretary / Director Appointed

(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed)

Please tick the relevant box(es)

(Note 18)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)	Name in Chinese	-

(Note 19)	Name in English	-

(Note 20)	Address	-	Country

(Note 21)	E-mail Address	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

	Date of Appointment	-	-	-
		DD	MM	YYYY

(Note 22)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment			☐ Yes ☐ No

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed :	/s/ April Chan

Name :	April Chan – Deputy Company Secretary	Date :	25 January 2005
	~~Director/Secretary~~*		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)